

Noel Coon · 3rd

Co-Founder at GameSafe

Scottsdale, Arizona, United States · **Contact info**

122 connections

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 **GameSafe**

Activity

122 followers

Noel Coon reshared a post · 6d

Noel Coon commented on a post · 1w

Amen to your amen

😊👍😊 84   12 comments

Noel Coon reshared a post · 2w

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Experience

GameSafe
3 yrs 4 mos

Co-Founder
Part-time
May 2019 - Present · 3 yrs 4 mos
Scottsdale, Arizona, United States

Co Founder

CEO Co-Founder
Self-employed
May 2019 · 1 mo
Greater Phoenix Area

Founder -Owner
583313 B C · Full-time
Aug 1999 - Present · 23 yrs 1 mo
British Columbia, Canada

Founder and Owner
Hana Hou Wailea LLC · Full-time
Jun 1999 - Present · 23 yrs 3 mos
Maui

Serial Entrepreneur

Co- Founder, Chairman
Canadian Utility Construction · Full-time
Feb 1990 - Jun 2015 · 25 yrs 5 mos
Canada

Underground Contractor for energy and communication facilities

Co- Founder and Chairman
1 OneCall Locators Canada · Full-time
Jun 2002 - Mar 2015 · 12 yrs 10 mos
Greater Vancouver, British Columbia, Canada

Underground Facilities Locating Service

Locators Vehicle

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Education

Aldine High School
None
1948 - 1955
Grade: 6

Skills

Executive Management

👥 1 endorsement

Business Strategy

Entrepreneurship

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Interests

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Trophy Winner, Founder & Chairman of the
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Channel || Host of Mornings with Maria 6-9
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